EXHIBIT 3.3

AMENDMENTS TO THE BYLAWS
OF
KERRISDALE MINING CORPORATION

Section III of the Bylaws of Kerrisdale Mining Corporation is amended and restated in its entirety to read as follows:

III.           ACTIONS BY WRITTEN CONSENT.

.01           By Shareholders

Unless otherwise restricted by the Corporation’s Articles of Incorporation or these Bylaws, any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting if, before or after the action, a written consent thereto is signed by shareholders holding at least a majority of the voting power, except that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents shall be required.  Whenever such action is taken by written consent, a meeting of shareholders need not be called or notice given.  The shareholders’ written consent may be signed in counterparts, including, without limitation, facsimile counterparts, and shall be filed with the minutes of the proceedings of the shareholders.

.02           By the Board of Directors

Unless otherwise restricted by the Corporation’s Articles of Incorporation or these Bylaws, any action required or permitted to be taken at a meeting of the Board of Directors or of any committee thereof may be taken without a meeting if, before or after the action, a written consent thereto is signed by all of the members of the Board of Directors or of the committee.  The Board of Directors’ or committee’s written consent may be signed in counterparts, including, without limitation, facsimile counterparts, and such written consent shall be filed with the minutes of proceedings of the Board of Directors or the committee.